OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711 www.mirandagold.com

MIRANDA GOLD ANNOUNCES PROMOTION OF

JOSEPH HEBERT TO CEO AND RESULTS OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Vancouver, BC, Canada – JANUARY 28, 2016 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) reports is pleased to announce that its shareholders voted in favour of all resolutions brought before them at the Company’s annual general meeting of shareholders held Thursday, January 28, 2016, in Vancouver. A total of 9,039,289 common shares were voted, representing 12.2% of the votes attached to all outstanding common shares voted 98% in favour of appointing the directors: Kenneth Cunningham, Joseph Hebert, James Cragg and Kevin Nishi.

Miranda further reports that at meeting following the shareholder meeting the Directors named Joseph Hebert as President and Chief Executive Officer, Kenneth Cunningham as Chair, Len Goldsmith Chief Financial Officer and Doris Meyer as Secretary.

Prior to being promoted to the President and Chief Executive Officer, Joseph Hebert was Executive Vice President and has been with Miranda since May 2004. Mr. Hebert is credited with team participation in multiple gold discoveries in Nevada and Utah over the course of his 30 year career and was instrumental in assembling the company's exploration staff in Medellin, Colombia, and in Nevada prior to that.

“I am excited about Miranda’s future and look forward to meeting all the challenges ahead as Ken and I continue our efforts to create shareholder value” stated Joseph Hebert.

Ken Cunningham has committed to continue in his role as Chair, remain active in investor and shareholder relations and support Mr. Hebert in implementing the Company’s strategies. “I look forward to working with and supporting Joe Hebert as he takes over the executive role of running Miranda” stated Mr. Cunningham.

Shareholders also voted in favour of the appointment of Davidson & Company LLP, Chartered Accountants, as auditors of the Company for the ensuing year and authorized directors to fix their remuneration.

Miranda further reports that the Directors granted stock options to directors, officers, employees and consultants on 1,525,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.12 per share, which is a significant premium to the last closing price of the Company’s shares prior to the date of grant.  The options granted will vest immediately.

About Miranda

Miranda is a gold exploration company active in Colombia and Alaska whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk, and conserving its treasury. Miranda has ongoing relationships with Prism Resources and Gold Torrent and royalty relationships with Montezuma Mines Inc. and Nevada North Resources U.S.A., Inc.

For more information related to Miranda: Joe Hebert, President and CEO 775-340-0450

www.mirandagold.com

  Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.